| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-18414 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Van Clemens & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

900 Second Avenue South, Suite 1500
(No. and Street)

| Minneapolis | MN | 5542 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Basil Joseph | 612-758-9141 | bjoseph@vanclemens.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wipfli, LLP
(Name – if individual, state last, first, and middle name)

| 150 South 5th St Ste 2000 | Minneapolis | MN | 55402 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| | 344 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Basil Joseph _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Van Clemens & Co., Inc. _____, as of 12/31 _____, 2 21 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ANGELA K. KROLL
Notary Public-Minnesota
My Commission Expires Jan 31, 2025

*Angela K Kroll* 2/25/2022
Notary Public

Signature: *[signature]*

Title: CCO/CFO

**This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☒ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)
Minneapolis, Minnesota

## Financial Statements and Additional Information
Years Ended December 31, 2021 and 2020

## Report of Independent Registered Public Accounting Firm

Board of Directors
Van Clemens & Co., Inc.

### Opinion on the Financial Statements

We have audited the accompanying balance sheets of Van Clemens & Co., Inc. as of December 31, 2021 and 2020, the related statements of income, stockholder's equity, and cash flows for the years then ended, and the related notes and additional information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Van Clemens & Co., Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Van Clemens & Co., Inc.'s management. Our responsibility is to express an opinion on Van Clemens & Co., Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Van Clemens & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Van Clemens & Co., Inc.'s financial statements. The supplemental information is the responsibility of Van Clemens & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

### Emphasis of Matter

As discussed in Note 4 to the financial statements, the financial statements have been restated and revised for a lease that was originally capitalized under Van Clemens & Co., Inc.'s adoption of ASC 842. Our opinion is not modified with respect to this matter.

*Wipfli LLP*

We have served as Van Clemens & Co., Inc.'s auditor since 2010.

Minneapolis, Minnesota
February 25, 2022

1

# Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Balance Sheets
December 31, 2021 and 2020

| Assets | | 2021 | | 2020 (as restated) |
|---|---|---|---|---|
| Cash | $ | 297,429 | $ | 136,491 |
| Deposit with clearing organization | | 21,212 | | 21,212 |
| Securities owned, at market | | 557,232 | | 569,022 |
| Receivable from clearing organization | | 136,946 | | 234,075 |
| Right of use asset | | 90,127 | | 52,320 |
| Prepaid expenses and other | | 39,740 | | 38,664 |
| TOTAL ASSETS | $ | 1,142,686 | $ | 1,051,784 |

| Liabilities and Stockholder's Equity | | | | |
|---|---|---|---|---|
| Liabilities: | | | | |
| Accrued commissions and bonus | $ | 104,897 | $ | 164,762 |
| Lease liability | | 92,979 | | 59,378 |
| Paycheck protection program loan | | - | | 156,032 |
| Other accrued liabilities | | 121,792 | | 21,668 |
| Total liabilities | | 319,668 | | 401,840 |
| Stockholder's equity: | | | | |
| Common shares - Par value $.10 per share | | | | |
| Authorized - 100,000 shares | | | | |
| Issued and outstanding - 63,000 shares | | 6,300 | | 6,300 |
| Additional paid-in capital | | 221,916 | | 221,916 |
| Retained earnings | | 594,802 | | 421,728 |
| Total stockholder's equity | | 823,018 | | 649,944 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 1,142,686 | $ | 1,051,784 |

See accompanying notes to financial statements.

# Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

## Statements of Income
Years Ended December 31, 2021 and 2020

|  | 2021 | 2020 (as restated) |
|---|---:|---:|
| **Revenue:** | | |
| Commissions | $ 2,496,692 | $ 2,098,092 |
| Firm trading gains | 31,263 | 5,029 |
| Paycheck protection program loan forgiveness | 156,032 | - |
| Interest income and other | 14,624 | 12,496 |
| Total revenue | 2,698,611 | 2,115,617 |
| **Expenses:** | | |
| Commissions and compensation | 1,979,857 | 1,611,371 |
| Clearing fees | 275,863 | 263,299 |
| Communications | 81,885 | 71,288 |
| Occupancy | 86,315 | 84,957 |
| Regulatory and professional fees | 61,350 | 64,641 |
| Other | 8,174 | 23,266 |
| Total operating expenses | 2,493,444 | 2,118,822 |
| Net income (loss) | $ 205,167 | $ (3,205) |

# Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

## Statements of Stockholder's Equity
Years Ended December 31, 2021 and 2020

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| Balances at January 1, 2020, as previously reported | $ 6,300 | $ 221,916 | $ 437,597 | $ 665,813 |
| Restatement - Note 4 | | | (12,664) | (12,664) |
| Balances at January 1, 2020, as restated | 6,300 | 221,916 | 424,933 | 653,149 |
| Net loss | - | - | (3,205) | (3,205) |
| Balances at December 31, 2020, as restated | 6,300 | 221,916 | 421,728 | 649,944 |
| Distributions to stockholder | - | - | (32,093) | (32,093) |
| Net income | - | - | 205,167 | 205,167 |
| Balances at December 31, 2021 | $ 6,300 | $ 221,916 | $ 594,802 | $ 823,018 |

# Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

## Statements of Cash Flows
Years Ended December 31, 2021 and 2020

| | | 2021 | | 2020 (as restated) |
|---|---|---|---|---|
| **Increase (decrease) in cash:** | | | | |
| Cash flows from operating activities: | | | | |
| Net income (loss) | $ | 205,167 | $ | (3,205) |
| | | | | |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | | | |
| Net operating cash flows from operating leases | | (4,206) | | (4,100) |
| Gain on forgivenss of paycheck protection program loan | | (156,032) | | - |
| Changes in operating assets and liabilities: | | | | |
| Deposit with clearing organization | | - | | (14) |
| Securities owned, at market | | 11,790 | | 17,773 |
| Receivable from clearing organization | | 97,129 | | (226,442) |
| Prepaid expenses and other | | (1,076) | | 29,968 |
| Accrued commissions and bonus | | (59,865) | | 107,964 |
| Due to related party | | - | | (33,231) |
| Other accrued liabilities | | 100,124 | | (7,308) |
| | | | | |
| Total adjustments | | (12,136) | | (115,390) |
| | | | | |
| Net cash provided by (used in) operating activities | | 193,031 | | (118,595) |
| | | | | |
| Cash flows from financing activities: | | | | |
| Proceeds from paycheck protection program loan | | - | | 156,032 |
| Distributions | | (32,093) | | - |
| | | | | |
| Net cash provided by (used in) operating activities | | (32,093) | | 156,032 |
| | | | | |
| Net change in cash | | 160,938 | | 37,437 |
| Cash at beginning of year | | 136,491 | | 99,054 |
| | | | | |
| Cash at end of year | $ | 297,429 | $ | 136,491 |
| | | | | |
| Noncash activities: | | | | |
| Additions to ROU asset obtained from: | | | | |
| Operating lease liability | $ | 79,203 | $ | - |

See accompanying notes to financial statements.

# Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Notes to Financial Statements

---

## Note 1: Summary of Significant Accounting Policies

**Principal Business Activity**

Van Clemens & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the business of buying and selling securities on behalf of customers and raising capital for customers through private placement offerings. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company is a wholly owned subsidiary of Hart Securities Corporation (the "Parent").

**Use of Estimates in Preparation of Financial Statements**

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents consist of bank deposits and a money market fund. The Company considers all highly liquid investments with maturities of less than three months to be cash equivalents.

**Securities Owned**

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned are stated at market value with related changes in unrealized gains or losses reflected in the firm trading profit. Securities owned include U.S. equity securities and warrants issued in conjunction with private placement activities. Market value for equity securities is generally based on listed market prices and classified as Level 1 of the fair value hierarchy. Warrants and stock owned in companies not publicly traded are carried at estimated fair value but generally do not have a readily available market and are classified as Level 3 of the fair value hierarchy. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and unadjusted third-party transactions. All securities owned are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

# Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

## Notes to Financial Statements

---

## Note 1: Summary of Significant Accounting Policies (Continued)

### Paycheck Protection Program Loan

In March 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act created and funded the Small Business Administration (SBA) Paycheck Protection Program (PPP) to provide the loans designated to help small businesses cover their near-term operating expenses and provide an incentive to retain their employees during the COVID-19 pandemic. The Company applied for and received a PPP loan in the amount of $156,032 that was fully forgiven on July 20, 2021, by the SBA in its entirety based on satisfying the terms and conditions of the program, and is recognized as revenue in the 2021 statement of income.

### Revenue Recognition

Commission income and related clearing expenses are recorded on a trade date basis. Revenues and related expenses from the sale of private placements are recognized on the closing date.

### Income Taxes

The stockholders of the Parent have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income (nor is it allowed a net operating loss carryback or carryover as a deduction). Instead, the stockholders of the Parent report on their personal income tax returns their proportionate share of the Company's taxable income (or loss) and tax credits. No provision has been made for corporate income taxes.

Income tax returns for the years ended 2020, 2019, and 2018 have not been examined by the applicable federal and state tax authorities. The Company has not yet filed its income tax returns for the year ended December 31, 2021.

### Subsequent Events

Subsequent events have been evaluated through February 25, 2022, which is the date the financial statements were available to be issued.

# Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Notes to Financial Statements

## Note 2: Warrants

The Company received warrants as part of a private placement offering for a customer. The warrants provide the Company with exposure to and potential gains upon appreciation of the stock valuation of the private placement customer. The value of a warrant has two components: time value and intrinsic value. A warrant has a limited life and expires on a certain date. As the expiration date approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an "in the money" warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, the Company could potentially lose its entire investment in the warrant.

During 2020, 12,084 warrants with a strike price of $3.00 per share and an estimated fair value of $5.50 per share expired prior to being exercised. As a result of the warrants expiration, the Company recognized a loss of $15,105 in the 2020 statement of income. There were no outstanding warrants as of December 31, 2021 or 2020.

## Note 3: Receivable From Clearing Organization

The Company clears its customer transactions through another broker-dealer on a fully disclosed basis. The Company earns commission revenue from its clearing broker for customer transactions. Commissions are earned on the trade date and recorded as a receivable by the Company. The receivable is generally paid within 30 days of the trade date. The Company is required to maintain a minimum $18,000 deposit with the organization to collateralize certain transactions.

## Note 4: Operating Lease

The Company enters into leases in the normal course of business. The operating lease right of use asset (ROU) represents the right to use an underlying asset during the lease term, while the operating lease liability represents the obligation to make lease payments arising from the lease. The ROU asset and liability are recognized at lease commencement based on the present value of the remaining lease payments considering a discount rate that represents the Company's incremental borrowing rate (5.5% in 2021 and 2020). Operating lease expense is recognized on a straight-line basis over the lease term and is recognized in occupancy on the statements of income.

# Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Notes to Financial Statements

---

## Note 4: Operating Lease (Continued)

The Company leases office space under a non-cancelable operating lease agreement with a remaining term of 29 months. The lease term, which commenced in 2019, was modified in 2021 to extend the life of the lease. Total lease expense recognized was $86,315 in 2021 and $90,443 in 2020. Future undiscounted lease payments as of December 31, 2021 are as follows:

| | | |
|---|---|---|
| 2022 | $ | 23,083 |
| 2023 | | 54,483 |
| 2024 | | 23,166 |
| Total undiscounted lease payments | | 100,732 |
| Less: imputed interest | | (7,753) |
| Total lease liabilities | $ | 92,979 |

During 2021, the financial statements for 2020 have been restated and revised for the lease that was originally capitalized under the adoption of the ASC 842. There was an error in the calculation that resulted in an overstatement of the Right of use asset by $12,664 as of January 1, 2020.

## Note 5: 401(k) Plan

The Company sponsors a 401(k) plan covering all employees who have completed one year of service and attained age 21. The Company contributes to the plan by making discretionary contributions, plus safe harbor matching employee contributions, of up to 4% of compensation. The total employer contributions charged to operations under the plan were $145,557 and $38,406 for the years ended December 31, 2021, and 2020, respectively.

# Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Notes to Financial Statements

---

## Note 6: Commitments, Contingencies, and Credit Risk

**Concentration of Credit Risk**

Financial instruments that subject the Company to possible credit risk consist principally of accounts receivable and cash deposits in excess of insured limits.

In the normal course of business, the Company maintains cash with a national bank. At times, balances in these accounts may exceed the Federal Deposit Insurance Corporation's insured limit of $250,000. Management believes this national bank has a strong credit rating and that the credit risk related to these deposits is minimal.

**Contingencies**

Various legal and regulatory claims may arise from time to time in the normal course of business. In the opinion of management, any liability resulting from such proceedings would not have a material impact on the consolidated financial statements.

## Note 7: Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $462,614 and a net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2021, was 0.50 to 1. The SEC permits a ratio of no greater than 15 to 1. Furthermore, net capital may not be withdrawn, or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital exceeds 10 to 1.

## Note 8: Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

# Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

## Notes to Financial Statements

### Note 9: Fair Value Measurements

Following is a description of the valuation methodology used for assets measured at fair value on a recurring or nonrecurring basis, as well as the classification of the assets within the fair value hierarchy. Generally accepted accounting principles (GAAP) define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by generally accepted accounting principles, are used to measure fair value.

*Securities owned* - Securities owned may be classified as Level 1, Level 2, or Level 3 measurements within the fair value hierarchy. Level 1 securities include equity securities traded on a national exchange. The fair value measurement of a Level 1 security is based on the quoted price of the security. Level 2 securities include U.S. government and agency securities, obligations of states and political subdivisions, corporate debt securities, certificates of deposit, and mortgage-related securities. The fair value measurement of a Level 2 security is obtained from an independent pricing service and is based on recent sales of similar securities and other observable market data. Level 3 securities include, among others, trust preferred securities that are not traded in a market. The fair value measurement of a Level 3 security is based on a discounted cash flow model that incorporates assumptions market participants would use to measure the fair value of the security or the most recent offering price.

Information regarding the fair value of assets measured at fair value on a recurring basis as of December 31 follows:

|  | Assets Measured at Fair Value | Recurring Fair Value Measurements Using | | |
|---|---|---|---|---|
|  |  | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| **2021** |  |  |  |  |
| Assets - Securities owned | $ 557,232 | $ 282,094 | $ - | $ 275,138 |
| **2020** |  |  |  |  |
| Assets - Securities owned | $ 569,022 | $ 293,884 | $ - | $ 275,138 |

# Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Notes to Financial Statements

---

Note 9: Fair Value Measurements (Continued)

The Company owned stock in an unrelated company that was not publicly traded with an estimated fair value of $275,138 as of December 31, 2021 and 2020. The stock has been valued using unadjusted third-party transaction values. As a result, there were no unobservable inputs that have been internally developed by the Company in determining the fair values of its investments as of December 31, 2021 and 2020.

# Additional Information

# Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Schedule I: Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2021

| | | |
|---|---|---|
| **Net capital:** | | |
| Total stockholder's equity | $ | 823,018 |
| | | |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Receivables from brokers or dealers | | 3,212 |
| Securities not readily convertible to cash | | 275,138 |
| Prepaid expenses and other assets | | 39,740 |
| | | |
| Total nonallowable assets | | 318,090 |
| | | |
| Net capital before haircuts on securities positions | | 504,928 |
| | | |
| Haircuts on securities | | (42,314) |
| | | |
| Net capital | $ | 462,614 |
| | | |
| **Aggregate indebtedness:** | | |
| Items included in balance sheet: | | |
| Liabilities | $ | 319,668 |
| Less: lease liability to the extent of Right of use asset | | (90,127) |
| | | |
| Total aggregate indebtedness | $ | 229,541 |
| | | |
| Computation of basic net capital requirement: | | |
| Minimum net capital required, *greater of*: | | |
| 6.67% of aggregate indebtedness | $ | 15,310 |
| Minimum dollar requirement | | 100,000 |
| | | |
| Net capital requirement | $ | 100,000 |
| | | |
| Excess net capital | $ | 362,614 |
| | | |
| Ratio: Aggregate indebtedness to net capital | | 0.50 to 1.0 |

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited amended December 31, 2021, Part IIA FOCUS filed in February 2022.

**WIPFLI**

## Report of Independent Registered Public Accounting Firm

Board of Directors
Van Clemens & Co., Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Van Clemens & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Van Clemens & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provisions) and (2) Van Clemens & Co., Inc. stated that Van Clemens & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Van Clemens & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Van Clemens & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Wipfli LLP*

Minneapolis, Minnesota
February 25, 2022



# VAN CLEMENS & CO., INC.
### INVESTMENT SECURITIES - EST. 1975

900 SECOND AVENUE SOUTH, SUITE 1500
MINNEAPOLIS, MN 55402
(612) 758-9140 ♦ FAX: (612) 758-9199

## Van Clemens & Co., Inc.'s Exemption Report

Van Clemens & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the year ended December 31, 2021 without exception.

---

**Van Clemens & Co., Inc.**

I, Basil Joseph, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Title: CFO/COO

February 25, 2022